UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Certificate Pursuant to Rule 24
              Under the Public Utility Holding Company Act of 1935

                                    Filed by

                             National Grid Group plc


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, National Grid Group plc ("National Grid") certifies that, as described in the application/declaration on Form U-1 in File 70-9849 (the "Application"), which was authorized by order of the Commission in Public Utility Holding Company Act Release No. 27490 (Jan. 16, 2002), National Grid and its subsidiaries: (a) effected the acquisition of Niagara Mohawk Holdings Inc. (the "Merger"); (b) effected a scheme of arrangement under Section 425 of the Companies Act 1985 (UK); and (c) issued securities to finance the merger and conducted other related transactions as described in the Application. National Grid certifies that these transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application and of the Commission's order with respect thereto.

Exhibits

F-2(A and B) "Past Tense" Opinion of Counsel

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Grid has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                     //s//Fiona B. Smith
                                     -------------------
                                     Fiona B. Smith
                                     Company Secretary and Group General Counsel
                                     National Grid Group plc

Date:    February 11, 2002